

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 10, 2008

<u>By U.S. Mail and facsimile</u>

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

> **Re:     Coil Tubing Technology Holdings, Inc.**
> **Registration Statement on Form S-1, Amendment No. 4**
> **File No. 333-144677**
> **Filed October 14, 2008**

Dear Mr. Swinford:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note your response to our prior comment 2.  We reissue this comment as it relates to our comment 3(b) from the comment letter dated October 24, 2007 referring to the business or businesses of Grifco prior to the IPMC acquisition.  Please include the information provided us in your supplementary response filed December 12, 2007 on the front of the prospectus on page 5.

Mr. Jerry Swinford
Coil Tubing Technology Holdings, Inc.
November 10, 2008
Page 2

Risk Factors, page 13

2. Please eliminate language that mitigates or qualifies the risk that you present. For
example, remove the clauses "there can be no assurance," "we cannot assure
you," and "it is uncertain."

A Significant Amount of Our Revenues Are Due…, page 17

3. We note that Weatherford and Thru Tubing Solutions make up the majority of
your revenues for both 2006 and 2007. We also note that you disclosed that both
Weatherford and Thru Tubing Solutions are your competitors. See Coil Tubing
Industry, page 48. Please address the risk in your risk factors section that the
significant majority of your revenues are derived from your competitors.

Item 26. Recent Sales of Unregistered Securities, Page 66

4. We note that various sales of securities were made in 2005 and 2006, as disclosed
in the "Coil Tubing Material Stock Transactions" on page 41. Please provide the
information required in Item 701 of Regulation S-K. In particular, for each
material stock transaction, indicate the section of the Securities Act or the rule of
the Commission under which exemption from registration was claimed and state
briefly the facts relied upon to make the exemption available.

Financial Statements for Years Ended December 31, 2007 and 2006

Note 2 – Restatement, page F-14

5. We note your response to prior comment 11 and your 2006 financial statement
restatement to reflect the remaining push down accounting effects of your
acquisition by Grifco International, Inc. in March 2005. Please expand your
disclosure to summarize all amounts that were pushed down and explain how you
arrived at the 2006 adjustment amounts and restated ending balances.

Note 9 – Stockholders' Equity, page F-20

6. We note your response to prior comments 8 and 9, explaining your reasons for
assigning a $1,000 fair value, which equals par value, to the 1 million Series A
preferred shares that you issued in June 2007 to Mr. Swinford, which gave him a
perpetual 51% voting interest, regardless of all other outstanding voting shares;
also clarifying that you determined the 1 million common shares that you issued
to Mr. Swinford in conjunction with his July 1, 2007 Employment Agreement had
a $1,000 fair value.

Tell us whether the Series A preferred shares include an economic interest in addition to the voting interest; and explain how you were able to equate the value of the Series A preferred shares with an equivalent number of common shares. As for your valuation of common shares, it appears you are suggesting a value of $21,000 for the entire company, if these shares represent 100% of the economic ownership interest. Please submit the analysis that you performed, showing how the $1,000 fair value for these shares is consistent with the estimated fair value of your company, giving consideration to the economic interests of other shareholders and the Series A preferred shares.

7. We note that you have not complied with prior comment 10, regarding the question of whether you would need to recognize compensation expense in conjunction with the May 2007 issuance by Coil Tubing Technology, Inc. (the parent entity) of preferred stock to Mr. Swinford, pursuant to the guidance in SAB Topic 1:B. Instead, you referred to your response to prior comment 8. However, that comment concerned your accounting for the Series A preferred shares that you issued in June 2007, not to the preferred shares issued by the parent entity one month earlier. We reissue prior comment 10.

Note 11 – Discontinued Operations, page F-21

8. We note your response to prior comment 7 and your disclosure regarding the reverse spin-off, in which you concluded that the reverse spin-off had no impact since your parent company had no assets, liabilities and operations for 2005 through 2007.

Please explain how you arrived at such conclusion in light of your parent company's issuance of Series A preferred shares to Mr. Swinford in May 2007, referred to in the preceding comment, and your disclosures in Note 4 on page F-8 and Note 9 on page F-20 that you received several capital contributions from your parent from 2006 through June 2008 with proceeds generated from sales of your parent's permanent equity instruments. Please submit your parent-only financial statements for our review.

Undertakings, page 67

9. We note that you provided undertakings that still refer to your status as a small business issuer. Please revise your undertakings to comply with the recent amendments.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Mr. Jerry Swinford
Coil Tubing Technology Holdings, Inc.
November 10, 2008
Page 5


       You may contact Lily Dang at (202) 551-3867 if you have questions regarding the accounting comments.  Otherwise, please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.


                    Sincerely,


                    Anne Nguyen Parker
                    Branch Chief


cc:    Douglas Brown
       David M. Love (713) 524-4122
       John S. Gillies (713) 456-7908